Exemption number 82-1557

BEAUFIELD CONSOLIDATED RESOURCES INC.
19 Nesbitt Street - Ottawa - Ontario K2H 8C4
P.O. Box 11385 - Station H - Ottawa - Ontario K2H 7V1
Tel: 613-721-2919 Fax: 613-828-7268
E-mail: beaufield@rogers.com [redacted]

RECEIVED
2004 OCT 28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04045793

October 15, 2004

Attention: Division of Corporate Finance
Office - International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
NOV 01 2004
THOMSON FINANCIAL

RECEIVED
2004 OCT 28 A 11:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption Number: 82-1557
Beaufield Consolidated Resources Inc. - Annual Meeting
Fiscal Year Ended August 31, 2003
CUSIP # 07433C-20-4

Please be advised that Beaufield Consolidated Resources Inc., will hold its Annual and General Meeting on January 10, 2005 and that the Record Date for Shareholders entitled to vote at the above referenced meeting has been set as November 12, 2004.

The meeting will be held in the board room of Lavery, DeBilly, L.L.P., suite 4000 or 40th floor, 1 Place Ville Marie, Montreal Quebec at 11:00 a.m. EST.

Thank you for your kind assistance.

Yours sincerely,
BEAUFIELD CONSOLIDATED RESOURCES INC.

JENS E. HANSEN, P.Eng.
President

dlw 11/1

BEAUFIELD CONSOLIDATED RESOURCES INC.
19 Nesbitt Street - Ottawa - Ontario K2H 8C4
P.O. Box 11385 - Station H - Ottawa- Ontario K2H 7V1
Tel: 613-721-2919 Fax: 613-828-7268
E-mail: beaufield@rogers.com

October 15, 2004

NOTICE OF ANNUAL GENERAL MEETING AND RECORD DATE
(required under National Instrument 54-102)

TSX VENTURE EXCHANGE: TRADING SYMBOL: BFD

Please be advised that Beaufield Consolidated Resources Inc., will hold its Annual General Meeting of Shareholders on January 10, 2005 and the Record Date for Shareholders entitled to vote at the above referenced meeting has been set as November 12, 2004.

The meeting will be held on Monday January 10, 2005 at 11:00 a.m. EST in the board room of Lavery, DeBilly, L.L.P., suite ~~3500~~ 4000 or ~~35th~~ 40 floor, 1 Place Ville Marie, Montreal, Quebec.

Yours sincerely,
BEAUFIELD CONSOLIDATED RESOURCES INC.

<signed: “JENS HANSEN”>
JENS E. HANSEN, P.Eng.
President